December 13, 2006
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	Opnext, Inc.
Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
     On behalf of Opnext, Inc. (“Opnext” or the “Company”), we confirm receipt of the letter dated November 21, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding on behalf of the Company to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response. Opnext is filing pre-effective Amendment No. 1 (the “Amendment”) to the above referenced registration statement with this response letter. All page numbers in the responses below refer to the Amendment. Defined terms used herein and not defined herein have the meanings set forth in the Amendment.
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.
     The Company confirms that any preliminary prospectus the Company circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

December 13, 2006

Prospectus Cover
2.	Please provide us your analysis of whether your reference to “Hitachi” in the registrant’s logo on your prospectus covers would lead investors to believe that you may be offering a Hitachi security.
     The Company has deleted the reference to Hitachi (“Powered by Hitachi”) from its logo for purposes of the use of its logo in the prospectus. Please refer to the prospectus cover page and back page.
Prospectus Summary
3.	Revise to balance the disclosure relating to your cumulative revenues with equally prominent disclosure of your net losses.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 of the Amendment.
4.	If true, revise your disclosure to clarify that, although you “maintain longstanding supplier relationships” with the named vendors, you do not have long-term purchase contracts with them and they are not contractually committed to purchase from you beyond individual purchase orders.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 and 47 of the Amendment.
5.	When using words of comparison, like in the third sentence under “Overview,” please clarify to what you are comparing yourself.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 of the Amendment.
6.	In the forepart of your document, please disclose the nature of your business using concrete, everyday words. For example, please clarify what you mean by an “optical module” and a “tunable module.” Also, please avoid technical terms like in the second paragraph under “Overview.”
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 and 47 of the Amendment.
7.	If you elect to highlight your strengths in your prospectus summary, please provide equally prominent disclosure of your challenges.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 3 of the Amendment.
Risk Factors, page 6

December 13, 2006

We do not have long-term purchase contracts with our customers. . . . page 6
8.	Expand this risk factor to illustrate the materiality of this risk to your business by quantifying the effect on your revenues of the “significant” cancelled orders.
     The Company supplementally advises the Staff that as explained in “Management’s Discussion and Analysis” on page 31, the Company experienced significant sales declines for a two year period that began in the quarter ended September 30, 2001. During this period, certain of our largest customers cancelled significant orders which resulted in losses of revenues and excess and obsolete inventory that led to inventory and asset disposals. These effects are included in the Company’s financial results through the fiscal years ended March 31, 2004. Since then, cancellations of orders have not significantly impacted our financial results. However, should the industry experience a downturn similar to that which the Company experienced in the past, similar impacts to our financial statements could result.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 8 of the Amendment.
We face increasing competition, page 8
9.	Please clarify the extent of your business that you derive from customers with price protection agreements. File material agreements.
     We acknowledge the staff’s comment and advise the staff that the Company has not filed agreements with customers in reliance on the exclusion in Regulation S-K 601(b)(10) for contracts which ordinarily accompany the kind of business conducted by the registrant and its subsidiaries unless the registrant is substantially dependent on that contract for the sale of the major part of its products. The Company supplementally advises the Staff that, currently, certain of its contract arrangements include a price protection agreement. The Company expects in the future it may have additional agreements that contain similar provisions.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 9 of the Amendment.
Third parties may claim we are infringing, page 13
10.	With a view toward clarified disclosure, please tell us whether you have any unresolved claims that you are infringing material intellectual property.
     The Company supplementally advises the Staff that the Company has received letters claiming that the Company infringes the intellectual property of others and/or asking the Company to license intellectual property from a third party. To date, none of such letters has resulted in litigation and, based on information currently available to it, the Company does not believe any of the received letters to be material. Because much of the material is dated, and the remaining letters appear to be speculative in nature, the Company believes that providing specific details of letters received would lend undue weight to the materiality of the matter, and confuse potential investors about the materiality of the risk. However, because intellectual

December 13, 2006

property is important to the Company, and the Company may not ultimately be able to resolve in a satisfactory manner existing or future letters, the Company continues to believe that identifying the risk in a non-specific manner is important for potential investors.
Our financial results may vary, page 13
11.	Please describe the “quality control problems in [your] manufacturing operations.”
     The Company supplementally advises the Staff that it believes it is common among high tech manufacturing operations to experience quality control problems. The Company has experienced such problems in the past and is at risk for similar problems in the future. For example, a quality control problem in production could result from contaminated materials or operator error which, in turn, can result in poor yields and/or delay in the delivery of product to our customers. These types of quality control problems have occurred in the past and the financial impact has been reflected in the Company’s historical financial statements. In addition, an undetected error in a production process could lead to the delivery of non-conforming products. Although these types of quality control problems have occurred in the past, they have not had a significant impact on our historical results.
     Because these occurrences are generally applicable to the industry in which the Company operates, management believes further disclosure is not required. The Company also refers the Staff to the following risk factors for further information: “Uncertainty in customer forecasts of their demands and other factors may lead to delays and disruptions in manufacturing, which could result in delays in product shipments to customers and could adversely affect our business” and “We may experience low manufacturing yields or higher than expected costs.”
Hitachi and Clarity, page 16
12.	Please clarify the portion of your business derived from products that compete with another Hitachi entity as mentioned in the last paragraph. Also, in an appropriate section of your document, please disclose any material extent to which those competitors use intellectual property that you also use.
     The Company supplementally advises the Staff that less than 20.0% of the Company’s six month revenues ending September 30, 2006 are comprised of sales of products that compete with Hitachi Cable, including certain of the Company’s 300 pin, LX4 and SFP products. However, the intellectual property underlying the Company’s 300 pin applications has been developed largely by the Company itself, and intellectual property underlying the LX4 and SFP applications has been developed without involvement from Hitachi other than the internal sourcing of certain lasers. Therefore, management believes that to the extent Hitachi Cable utilizes any intellectual property that is also used by the Company, such intellectual property is not material to our product portfolio.
Business disruptions, page 16
13.	Please clarify how the factors cited in the bullet list are specific to the countries in which you do business.

December 13, 2006

     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 18 of the Amendment.
About this Prospectus, page 21
14.	You may not disclaim responsibility for your disclosure. Please remove the implication to the contrary in the second sentence. You should not offer your securities based on information that you do not believe is reliable.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 22 of the Amendment.
Use of Proceeds, page 23
15.	Expand this section to disclose an approximate amount you intend to use for each purpose stated.
     The Company supplementally advises the Staff that, at this time, it believes that it is not practicable to disclose with specific dollar amounts the allocations of its intended use of proceeds of the offering because it has not specifically quantified anticipated uses. As noted in the Use of Proceeds, the Company does not have any contractual commitments requiring the use of proceeds. Therefore, the Company has not specified the use of proceeds by estimated amount.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 24 of the Amendment.
Management’s Discussion and Analysis, page 29
16.	Please revise your disclosure to clarify why you are dependent on Hitachi for services which you can perform yourself or contract to an alternative service provider.
     The Company supplementally advises the Staff that the primary services currently provided by Hitachi are for logistic, telecommunications, data communications, information systems, payroll processing, procurement and other miscellaneous items and, these services are provided pursuant to the Sales Transition and Outsourcing Agreements as disclosed in “Certain Relationships and Related Party Transactions.” The Company is not dependant on Hitachi for such services as they are generally available from alternative outsource providers. The Company has chosen to remain with Hitachi as their service provider with respect to these services because of Hitachi’s historical knowledge and experience with the Company’s related processes and procedures, Hitachi’s close proximity to the Company’s facilities as well as the quality of their services.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 31, 82 and 84 of the Amendment.
Cost of Sales and Gross Margin, page 31

December 13, 2006

17.	Revise to clarify the specific “trend” to which you refer in the penultimate paragraph under this caption that you expect will continue into the foreseeable future.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 33 of the Amendment.
Results of Operations, page 35
18.	From your disclosure on pages 27 and 28, it appears that sales decreased in the current quarter as compared to your previous quarter. With a view toward disclosure, please tell us the reasons for this result.
     The Company supplementally advises the Staff, that the Company’s overall sales decreased $5.7 million or 12.4% to $40.4 million in the quarter ended June 30, 2006 from $46.2 million in the quarter ended March 31, 2006 including an increase of $0.2 million due to fluctuations in foreign exchange rates. During the quarter ended June 30, 2006 the Company’s 10Gbps and above products decreased $1.8 million or 5.7% to $29.6 million and its less than 10Gbps products increased $0.1 million or 1.6% to $6.2 million, while sales of its industrial and commercial products decreased by $4.0 million or 46.5% to $4.6 million. The decrease in the Company’s 10Gbps and above products primarily resulted from vendor supply and production delays which limited its ability to ship certain of its 300 pin and XENPAK modules offset by increased demand for the Company’s X2 and 40Gbps products, while the increase in less than 10Gbps products primarily resulted from an increase in demand for the Company’s SFP products offset by lower demand for its 2.5Gbps custom modules. The decrease in sales of the Company’s industrial and commercial products primarily resulted from volume decreases in DVD products offset by improved DVD selling prices that resulted from a last time buy arrangement through September 2006 with a subsidiary of Hitachi, the sole customer for the Company’s DVD products. Sales of DVD products were $1.0 million and $4.3 million in the quarters ended June 30, and March 31, 2006, respectively.
19.	Please describe the known reasons for the changes in “demand” mentioned throughout this section.
     The Company supplementally advises the Staff that in addition to increases in traditional telecommunication and data communications traffic, new applications such as VOIP (telephone via the internet), IPTV (TV via the internet), advanced wireless phone services, music transfers like iTunes and video transfers like YouTube drive greater demand for bandwidth. Accordingly, service providers such as AT&T, NTT, British Telcom, Time Warner, Cingular and Vonage are upgrading and expanding their networks which results in increased demand for network systems that are supplied by our customers such as Cisco, Alcatel-Lucent and Hitachi. This in turn increases demand for the majority of the Company’s products.
Selling, General and Administrative Expenses, page 38
20.	Please provide a more complete discussion of how you were able to decrease your expenses so investors can understand your operational changes, the reasons and impact.

December 13, 2006

For example, how and why did you lower your non-employee stock expenses? How did you restructure your Japan subsidiary’s equity to achieve tax savings?
     The Company supplementally advises the Staff that as a result of its historical losses, the retained deficit of Opnext Japan, Inc., the Company’s Japan subsidiary, exceeded the value of the subsidiary’s common stock and additional paid-capital so that total subsidiary equity was negative. During the year ended March 31, 2006 the Company recapitalized its Japan subsidiary so that the common stock and additional paid-capital was reduced and the total equity was positive. Japan franchise taxes are based on the value of common stock and additional paid-capital at the end of the year. Accordingly, the Company’s franchise tax expense decreased from the year ended March 31, 2005. The Company’s non-employee stock option expenses during the year ended March 31, 2006 was lower than the expense in 2005, because the related options were fully vested as of November 30, 2004.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 42 of the Amendment.
Income Taxes, page 38
21.	Please clarify why you believed you might have been liable for additional income tax prior to the expiration of the statute of limitations.
     The Company supplementally advises the Staff that the income tax reserve discussed on page 42 of the Amendment was related to the initial tax return of Opnext Japan, Inc., its Japan subsidiary, and was recorded during the year ended March 31, 2001. This period was the only filing period to date in which Opnext Japan reported taxable income and the only period to date management deemed it appropriate to establish a tax reserve. Subsequent to the Japan tax authorities’ examination of the initial tax return and upon the expiration of the related statute of limitations, which occurred during the year ended March 31, 2005, the Company reversed the reserve as it was no longer required.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 42 and 44 of the Amendment.
Business, page 43
22.	Please tell us why your spin off from Hitachi Ltd. and the Pine acquisition were not registered under the Securities Act.
     The Company supplementally advises the Staff that in January 2001 Hitachi, Ltd. (“Hitachi”) contributed 100% of its wholly-owned subsidiary, Opnext Japan, Inc. (“Opnext Japan”), to the Company. Opnext Japan is now the wholly-owned subsidiary of the Company. In exchange, Hitachi received 105,000,000 shares of the Company’s Class A Common Stock (the “Class A Common”). Clarity Partners, L.P. (“Clarity LP”) purchased 12,648,298 shares of Class A Common, Clarity Holdings I, LLC (“Clarity Holdings I”) purchased 22,500,000 shares of Class A Common and Clarity Holdings II, LLC (“Clarity Holdings II” and, collectively with

December 13, 2006

Clarity LP and Clarity Holdings I, the “Clarity Parties”) purchased 9,851,702 shares of Class A Common, each from Hitachi. These transactions are referred to, collectively, as the “spin off”.
     Section 4(2) of the Securities Act of 1933, as amended (the “Act”) provides an exception for the registration requirements of Section 5 of the Act for “[t]ransactions by an issuer not involving any public offering.” Rule 506 of Regulation D of the Act provides in relevant part, that “[o]ffers and sales of securities by an issuer that satisfy the conditions in paragraph (b) of this [Rule 506] shall be deemed to be transactions not involving any public offering within the meaning of Section 4(2) of the Act.”
     Hitachi and the Clarity Parties qualified as “Accredited Investors” as defined by Rule 501(a). The spin off was conducted in compliance with Rule 506 under Regulation D. The appropriate filings were made on Form D on August 8, 2001.
     In June 2003, the Company acquired all of the common stock of Pine Photonics Communication Inc. in exchange for 5,017,546 shares of Opnext Class B Common Stock. The participating parties qualified as “Accredited Investors” as defined by Rule 501(a). The purchase was conducted in compliance with Rule 506 under Regulation D. The appropriate filings were made on Form D on June 16, 2003.
23.	Please provide us with independent supplemental support for your statements of industry leadership.
     A schedule of the Company’s basis for the indicated statements and similar such statements contained in the prospectus is attached as Appendix A, together with copies of relevant supporting materials enclosed with the paper copy of this letter. In addition, the Company supplementally provides its basis for certain statements related to market share in Appendix A, together with copies of relevant supporting materials enclosed with the paper copy of this letter.
24.	Given your risk factor on page 17, please tell us why you do not describe how environmental laws affect your business and whether you are in compliance with those laws.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 18 and 59 of the Amendment.
Competition, page 51
25.	Please disclose the positive and negative factors pertaining to your competitive position relative to the elements of competition you cite.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 56 of the Amendment.
Patents and Other Intellectual Property Rights, page 53

December 13, 2006

26.	Please disclose the duration of your material patents and the material effect of any patents expiring in the near future.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 57 and 58 of the Amendment.
Management, page 55
27. Please describe any relationship between Mr. Bosco and Clarity.
     The Company supplementally advises the Staff that Mr. Bosco is not an affiliate of or an investor in Clarity Partners, L.P. or any of their affiliated private equity funds. In addition, Mr. Bosco is not an officer or director or otherwise an affiliate of, any of Clarity’s portfolio companies, other than Opnext, Inc. The Company also confirms that disclosures required under Item 404 of Regulation S-K have been made. Please also note our response to comment 40.
Audit Committee, page 57
28.	Refer to the third bullet point. Please reconcile the statement that the audit committee is responsible for appointing your auditors with the statement that the committee recommends the engagement of your auditors to the board.
     The Company’s audit committee is responsible for appointing its auditors. The reference to “recommending the engagement of auditors” has been deleted to conform the disclosure with the Company’s Audit Committee Charter. Please refer to page 62 of the Amendment.
Compensation Table, page 58
29.	Please tell us what compensation you excluded as mentioned in footnote 2. Also tell us the authority for the exclusion.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 65 of the Amendment.
Restricted Stock, page 63
30.	Please briefly explain the terms of the outstanding restricted stock awards so that it is clear why you do not consider those shares outstanding as mentioned on page 4.
     The Company supplementally advises the Staff that the terms of the outstanding restricted stock awards have been reviewed and it was determined that these stock awards should be included in the shares outstanding.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 4, 26 and 76 of the Amendment.

December 13, 2006

Stock Appreciation Rights, page 63
31.	Please reconcile your description of the SARs here with the reference to a specific number of shares upon payment of an exercise price as mentioned on page 4. From page 4, it is unclear how your SARs differ from your stock options.
     The Company supplementally advises the Staff that as indicated on pages 68 and 69, SARs are stock appreciation rights that entitle the holder to receive payment of an amount equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the grant price of the SAR. In no event will the grant price of the SAR be less than the fair market value of a share of our stock on the date of grant of the SAR.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 68 and 69 of the Amendment.
Code Section 409A, page 66
32. Please clarify why Code Section 409A is material to investors.
     The Company has deleted the “Code Section 409A” section from the disclosure as management has determined that this section would not be material to investors.
Employment Agreements, page 66
33.	Given the options mentioned in this section and elsewhere, please tell us why you do not provide a table with the applicable columns required by Regulation S-K Item 402(d).
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 65 of the Amendment.
Principal and Selling Stockholders, page 70
34. Please provide the disclosure mentioned in clause (4) of the first paragraph.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 76 of the Amendment.
35.	Refer to footnote 4. All shares beneficially owned by the individual must be included in the table, even if beneficial ownership is disclaimed.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 76 of the Amendment.
36.	With a view toward disclosure, please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

December 13, 2006

     As of this time, the selling shareholders have not yet been determined. The Company confirms that when this determination is made, it will respond fully to this comment.
37.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
a.	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

b.	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise as appropriate.
     As of this time, the selling shareholders have not yet been determined. The Company confirms that when this determination is made, it will respond fully to this comment.
Certain Relationships and Related Party Transactions, page 72
38.	Please avoid vague disclosure using the term “certain” and related words. For example, due to the disclosure regarding “certain services” under “Opnext Japan Outsourcing Agreement” on page 76, it is unclear how investors can evaluate the nature of the services you are outsourcing and the materiality of those services.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 82 of the Amendment.
39.	Please update the disclosure throughout this section. For example, we note that several subsections reflect payments made under agreement only up to the end of your last fiscal year.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 81 through 87 of the Amendment.
40.	Please describe any relationship required to be disclosed under Item 404 of Regulation S K between your CEO, or any other executive officer, and Clarity.
     The Company supplementally advises the Staff that neither Mr. Bosco nor any other executive officer has any relationship with the Clarity Parties which requires disclosure under Item 404 of Regulation S-K.
Stockholder’s agreement, page 72
41.	Please identify the director designated by Clarity.

December 13, 2006

     The director designated by Clarity is Dr. David Lee.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 78 of the Amendment.
42.	Please clarify the duration of the each material provision of the agreement.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 78 of the Amendment.
Opnext Research and Development Agreement, page 75
43.	Please disclose the amounts paid under this agreement. Also clarify how the amounts under these and other agreements are determined. For example, are they based on cost plus a specified percentage?
     The Company supplementally advises the Staff that no amounts have been paid pursuant to the Opnext Research and Development Agreement as the Company has not requested any research services from Hitachi. To date all research services have been requested by Opnext Japan and performed pursuant to the Opnext Japan Research and Development Agreement.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 81, 84, F-21 and F-22 of the Amendment.
44.	Please disclose the amounts paid under the secondment agreements mentioned on page 80.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 86 of the Amendment.
Capital Leases..., page 80
45.	Please disclose the material terms of the capital leases mentioned on page 80.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 86 and 87 of the Amendment.
Opnext Sales Transition, page 78
46. Please disclose the amounts involved in the agreements mentioned in the second paragraph.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 86 and 87 of the Amendment.
Investments, page 80

December 13, 2006

47.	Please separately indicate the amounts involved in the transactions with Hitachi and Clarity affiliates.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 87 of the Amendment.
Description of Capital Stock, page 81
48.	Please tell us the authority on which you rely to qualify your disclosure by reference to “applicable laws.”
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 88 of the Amendment.
49.	Please disclose the rate at which your outstanding classified stock will be converted into common stock in connection with this offering. Also explain how options and other obligations to issue your classified securities will be affected.
     The Company supplementally advises the Staff that the Company intends to convert the Company’s outstanding Class A common stock and Class B common stock in to a single class of common stock on a one-for-one basis prior to the closing of this offering.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 4 of the Amendment.
Underwriting, page 90
50.	Refer to the last paragraph. Please provide more specific information regarding your relationships with the underwriters.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 100 of the Amendment.
Financial Statements, page F-1
Consolidated Balance Sheets, page F-3
51.	We note your disclosure here and in Note 2 that cash equivalents includes notes receivable from related parties of $8,745 and $100,000 at March 31, 2006 and 2005, respectively. Please clarify for us the nature of these balances and explain to us why you believe it is appropriate to include these note receivable balances as cash equivalents.
     The Company supplementally advises the Staff that the Company’s notes receivable from related parties are an alternative to short term bank investments. The notes provide market interest rates, are due within 90 days or less and are payable upon demand by Opnext; thus in accordance with the Company’s accounting policies, management believes they are appropriately classified as cash and cash equivalents.

December 13, 2006

     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 87 and F-20 of the Amendment.
Consolidated Statements of Operations, page F-4
52.	Given the significance of your related party transactions, please revise to state the amounts of such transactions on the face of your income statement. Please refer to Rule 4-08(k) of Regulation S-X.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page F-4 of the Amendment.
Note 2 — Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8
53.	We note from your disclosures on pages 30 and 52 that you sell some of your products through manufacturer representatives and distributors. Please revise this note to disclose any significant terms of your agreements with these vendors and when you recognize revenue under these arrangements. Please address how you account for price protection, price concessions, allowances, returns, credits/discounts or any other sales incentives, as applicable. Please tell us how your current revenue recognition policy complies with SAB 104, SFAS 48 and other relevant literature.
     The Company supplementally advises the Staff that manufacturer representatives are considered an extension of the Company’s direct sales force, as their primary role is to identify sale opportunities. Purchase orders for manufacturer representatives’ sales are directly received by the Company from the end users of the Company’s products. Manufacturer representatives are paid on a commission basis and they do not take title of the product. Accordingly, management does not believe any revision to its revenue recognition policy disclosures is required with respect to its agreements with manufacturer representatives.
     Distributors identify sale opportunities and take title of the product. Sales to distributors represented approximately 17% of the Company’s total sales for the six month period ended September 30, 2006. The majority of sales to distributors are transacted on a non-cancelable non-returnable basis consistent with the terms of the Company’s direct sales to end users. There are only four distributors of industrial and commercial products that are entitled to return up to 3% of their respective prior quarter’s sales. Sales to these distributors for the quarter ended September 30, 2006 were $313,000 or less than 1% of the Company’s total sales and the Company’s accrual for the related potential distributor sales returns was $10,000 at September 30, 2006. Given that most sales to distributors are transacted on a non-cancelable non-returnable basis and sales to distributors where right of return exist are immaterial, management believes that the Company’s revenue recognition policy complies with SAB 104 and SFAS 48 and no further revision to its revenue recognition policy disclosures is required with respect to its agreements with distributors.

December 13, 2006

54.	Additionally, we note from your disclosures on page 30 that certain sales agreements are subject to customer acceptance provisions. Please revise your policy to discuss any customer acceptance provisions and post shipment obligations. Discuss how these provisions impact the timing of your revenue recognition.
     The Company supplementally advises the Staff that it currently has only three customers whereby revenue recognition is subject to customer acceptance and such customers represented less than 5% of total sales for the quarter ended September 30, 2006. At the end of each quarter, the Company receives confirmation from each of these three customers regarding the number of units not accepted by them as of the last day of the quarter. Based on this data, the Company records the appropriate adjustment to its accounting records to ensure revenue recognized during the quarter complies with SAB 104 and SFAS 48.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 32, F-8, F-32 and F-33 of the Amendment.
55.	We note from your disclosure on page 6 that you offer customers evaluation units. Tell us and revise the filing to disclose your accounting policy for any sales of evaluation units, if material.
     The Company supplementally advises the Staff that the substantial majority of the Company’s evaluation units are provided at no cost to its customers, and the related expense is recorded as part of selling, general and administrative expense upon shipment. During the last twelve months, sales of evaluation units totaled $5,000. Accordingly, management believes that sales of evaluation units are not material and further disclosure is not required.
Inventories, page F-9
56.	We note from your disclosure here that certain inventory is consigned to contract manufacturers. Please address the following:
•	Revise your revenue recognition policy to disclose the material terms of your inventory consignment arrangements, including whether title to the consigned inventory has passed and whether the customer has the right to return the consigned inventory.

•	Revise your revenue recognition policy to disclose when you recognize revenue on the sale of consigned inventory.

•	Revise this note separately to report the value of inventory consigned to others at each balance sheet date. Refer to Question 2 of SAB Topic 13(A)(2).
     The Company supplementally advises the Staff that the Company does not consign inventory to its customers. However, the Company sells certain raw materials and subassemblies to certain of its contract manufacturers which it is obligated to repurchase. The Company does not recognize any revenue on these sales and records such as consigned inventory on the

December 13, 2006

Company’s balance sheet. Accordingly, management does not believe any revision to the Company’s revenue recognition policy disclosure is required.
     The Company has revised the disclosure with respect to inventory to address the Staff’s comment. Please refer to page F-13 of the Amendment.
Stock-Based Incentive Plans, page F-11
57.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred stock, stock options and any warrants since October 2005 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share (or other equity instrument) estimate

•	The intrinsic value component of any option or warrant fair value estimates

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
     The Company supplementally advises the Staff that prior to April 1, 2006 the Company accounted for Stock-based awards in accordance with SFAS No. 123. During the period October 2005 through March 31, 2006, the Company did not record compensation expense as the fair value of its stock, which was determined in accordance with AICPA’s Practice Aid entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation, was less than the strike price of the awards. Also during this period the Company utilized the Black Scholes valuation model to determine the fair value of its awards for pro-forma compensation expense

December 13, 2006

     disclosure. As indicated in the table set forth in Appendix B, the fair value of the awards during this period was zero primarily as a result of utilizing a minimum value volatility assumption. In addition, there were no concurrent stock-based award transactions associated with the transactions indicated in Appendix B.
     Subsequent to March 31, 2006, the Company has accounted for stock-based awards in accordance with SFAS No. 123(R). Since April 1, 2006 through the date of this reply, the Company recorded compensation expense as indicated in the table set forth in Appendix B. For purposes of computing compensation expense, the fair value of the Company’s stock continues to be determined in accordance with AICPA’s Practice Aid and the fair value of the Company’s awards utilize the Black Scholes valuation model with a volatility assumption based on comparable competitor companies.
     As of this time, the Company’s underwriters have not yet made the determinations necessary for the Company to provide a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. The Company confirms that when this determination is made, it will respond fully to this comment.
     In the event that the valuation of the estimated IPO price per share is in excess of the current exercise price of the Company’s outstanding stock-based awards, the Company may offer award holders the opportunity to exchange their outstanding awards for awards that are exercisable at the offering price. The Company will provide further details about the exchange process in the next Amendment.
Note 13 — Related Party Transactions, page F-20
Opnext Research and Development Agreement, page F-22
58.	Please revise your disclosure to describe the basis for and amount of any allocated expenses under this agreement. Refer to paragraph 2 of SFAS 57.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 81 and F-22 of the Amendment.
Part II
Item 17. Undertakings, page II-4
59.	Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages II-4 and II-5 of the Amendment.

December 13, 2006

* * * * *

December 13, 2006

     Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact J. Scott Hodgkins at (213) 891-8739, or me at (213) 891-8125.

Very truly yours,

Ann Lawrence of Latham & Watkins LLP
Enclosures

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP